2200 Ross Avenue, Suite 2800 • Dallas, Texas  75201-2784
fbrumbaugh@fulbright.com • Direct: 214 855 7177 • Main: 214 855 8000 • Facsimile: 214 855 8200

November 4, 2010

Via EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:          Conn’s, Inc.
Response to Comments Received from the Staff of the Commission with respect to
Definitive Proxy Statement on Schedule 14A
Filed on April 13, 2010
File No. 000-50421

Dear Mr. Owings:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 19, 2010 (the “Comment Letter”) with respect to Definitive Proxy Statement on Schedule 14A, filed on April 13, 2010.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

General

1.	With your next response, please submit a letter from the company with the acknowledgements we requested at the end of our letter dated September 9, 2010.

Response:

Per your request, the Company has authorized us to acknowledge on its behalf that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AUSTIN · BEIJING · DALLAS · DENVER · DUBAI · HONG KONG · HOUSTON · LONDON · LOS ANGELES
MINNEAPOLIS · MUNICH · NEW YORK · RIYADH · SAN ANTONIO · ST. LOUIS · WASHINGTON DC
www.fulbright.com

H. Christopher Owings
November 4, 2010

Compensation Discussion and Analysis, page 12

2.
We reviewed your response to comment two in our letter dated September 9, 2010 and reissue this comment in part.  In your response, you state that “[a]ward calculations and determinations are calculated in part based on [company] performance.”  If stock option awards were tied to particular company metrics, please disclose the performance targets that were taken into consideration in determining the stock option awards for your named executive officers and any other performance-related factors that were material to the company’s executive compensation policies and decision-making process.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to item 402(b) of Regulation S-K, please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

As we discussed, after reviewing your request for clarification of the Company’s prior response to comment two in your letter dated September 9, 2010 (the “Original Letter”), the Company believes the following is a more accurate response of an example of how the Company intends to comply with the Staff’s comment in future filings.

“Equity Awards: Equity awards are granted to executives through the deferred vesting of our stock option program. Awards under our stock option program are determined by our Compensation Committee for all named executive officers. Award calculations and determinations are based primarily on three factors:

•
the relative value of the options to the named executive officers base salary so that if all other factors were equal the options granted to a named executive officer would be in the same relative proportion of options to base salaries as granted to other employees;

•	the number of options previously granted to the named executive officer; and

•	the named executive officer’s deemed contribution to the Company.

Compensation under our stock option program is designed to align the long-term interests of our executives with that of our stockholders and to provide long-term performance incentives to our executives to complement the other forms of compensation they receive.”

H. Christopher Owings
November 4, 2010

Additionally, the Company intends to include elsewhere in its “Compensation Disclosure Analysis” portion of future proxy statements a discussion that resembles, to the extent applicable, the language we included in the Company’s response to the Staff’s Original Comment Letter.

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Sincerely,

/s/ D. Forrest Brumbaugh
D. Forrest Brumbaugh

DFB/pkl

cc:           Catherine Brown, Staff Attorney, Securities and Exchange Commission
Timothy L. Frank, Conn’s, Inc.
Sydney K. Boone, Conn’s, Inc.
Michael J. Poppe, Conn’s, Inc.